December 5, 2008

Ms. Pamela N. Favero
Chief Financial Officer
AJS Bancorp, Inc.
14757 S. Cicero Avenue
Midlothian, Illinois 60445

Re:
        Form 10-K for Fiscal Year Ended December 31, 2007
        File No. 000-33405

Dear Ms. Favero:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Angela Connell
Reviewing Accountant